Filed pursuant to Rule 424(b)(3)
Registration No. 333-120847

SUPPLEMENT NO. 15
DATED SEPTEMBER 12, 2007
TO THE PROSPECTUS DATED JUNE 1, 2006
OF BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

This Supplement No. 15 supplements, and should be read in conjunction with, the prospectus dated June 1, 2006, Supplement No. 13 dated July 24, 2007 and Supplement No. 14 dated August 14, 2007.  Supplement No. 13 superseded and replaced the following prior supplements to the prospectus dated June 1, 2006:  Supplement No. 1 dated July 6, 2006; Supplement No. 2 dated July 19, 2006; Supplement No. 3 dated August 15, 2006; Supplement No. 4 dated September 1, 2006; Supplement No. 5 dated October 13, 2006; Supplement No. 6 dated November 13, 2006; Supplement No. 7 dated November 28, 2006; Supplement No. 8 dated January 11, 2007; Supplement No. 9 dated February 13, 2007; Supplement No. 10 dated April 24, 2007; Supplement No. 11 dated May 15, 2007; and Supplement No. 12 dated June 18, 2007.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections as described below.  Unless otherwise defined in this Supplement No. 15, capitalized terms used have the same meanings as set forth in the prospectus.

Table of Contents

	Supplement No. 15 Page No.	Prospectus Page No.
Outside Front Cover Page of the Prospectus	2	front cover
Suitability Standards	3	1
Prospectus Summary	4	4
Estimated Use of Proceeds	8	63
Management	11	66
Investment Objectives and Criteria	12	98
Summary of Distribution Reinvestment and Automatic Purchase Plans	16	168
Plan of Distribution	17	174

Outside Front Cover Page of the Prospectus

The second paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering and selling to the public a maximum of 53,000,000 shares for $10.00 per share.  We also are offering up to 1,249,542 shares of common stock to be issued pursuant to our distribution reinvestment plan for $9.50 per share.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.  We commenced our initial public offering of shares of our common stock on September 20, 2005.  As of August 31, 2007, we have sold approximately 44,400,000 shares in the primary offering and approximately 700,000 shares through our distribution reinvestment plan, generating approximately $449.8 million in gross offering proceeds.

The table appearing on the outside front cover page of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The Offering:

	Price to Public	Selling Commissions	Dealer Manager Fee	Net Proceeds (Before Expenses)
Primary Offering
Per Share	$10.00	$0.70	$0.20	$9.10
Total Maximum	$530,000,000	$37,100,000	$10,600,000	$482,300,000
Distribution Reinvestment Plan
Per Share	$9.50	$0.095	$—	$9.405
Total Maximum	$11,870,650	$118,707	$—	$11,751,943

The third full paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The shares will be offered to investors on a best efforts basis.  Selling commissions will be reduced to $0.095 per share and no dealer manager fees will be paid with respect to shares sold pursuant to our distribution reinvestment plan.  We expect that if the maximum offering amount is raised, at least 89.2% of the gross proceeds of this offering will be used for investment in real estate, loans and other investments and for paying the expenses incurred in making such investments.  We expect to use approximately 86.6% of the gross proceeds if the maximum offering amount is raised to make investments in real estate properties, loans and other investments, and to use approximately 2.6% of the gross proceeds if the maximum offering amount is raised, assuming no debt financing, for payment of fees and expenses related to the selection and acquisition of our investments.  This offering will terminate upon the earlier of the sale of all 53,000,000 shares pursuant to our primary offering or September 20, 2008.

Suitability Standards

General

The fourth paragraph on page 2 of the prospectus, in the “Suitability Standards — General” section, and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to:

•                  make every reasonable effort to determine that the purchase of shares is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor’s age, investment objectives, investment experience, income, net worth, financial situation and other investments held by such investor; and

•                  maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor.

Prospectus Summary

Behringer Harvard Opportunity REIT I, Inc.

The following information supplements the discussion contained in the “Prospectus Summary — Behringer Harvard Opportunity REIT I, Inc.” section on page 4 of the prospectus and all similar discussions appearing throughout the prospectus:

We are offering up to $541,870,650 in shares of our common stock.  We are offering and selling to the public 53,000,000 shares of our common stock on a “best efforts” basis for $10.00 per share in the primary offering and 1,249,542 shares to be issued pursuant to our distribution reinvestment plan at $9.50 per share; provided that we reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.

Terms of the Offering

The first paragraph of the “Prospectus Summary — Terms of the Offering” section beginning on page 4 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering up to 53,000,000 shares of our common stock to the public at $10.00 per share in the primary offering and up to 1,249,542 shares pursuant to our distribution reinvestment plan at a price of $9.50 per share; provided that we reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.  We will offer shares of our common stock until the earlier of the sale of all 53,000,000 shares pursuant to our primary offering or September 20, 2008; provided, however, that at the discretion of our board of directors, we may elect to extend the offering period up to the sixth anniversary of the termination of this offering solely for the shares reserved for issuance pursuant to our distribution reinvestment plan if all such shares are not sold prior to the termination date, in which case participants in the plan will be notified; provided, further, that notwithstanding the foregoing, we may terminate this offering at any time.  This offering must be registered, or exempt from registration, in every state in which we offer or sell shares.  Generally, such registrations are for a period of one year.  Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually.  Having sold the initial 200,000 shares, subscription proceeds shall be paid directly to us.  The proceeds will be held until investors are admitted as stockholders.  Subscriptions will be effective only upon our acceptance of the subscription agreement, and we reserve the right to reject any subscription in whole or in part, notwithstanding our deposit of the subscription proceeds.  We intend to accept or reject subscriptions and admit new stockholders at least monthly, but may do so on a more frequent basis.  If we reject your subscription, we will return your subscription funds, plus interest, if such funds have been held for more than 35 days, within ten days after the date of such rejection.

Compensation to Our Advisor and Its Affiliates

The “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” section beginning on page 12 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor and its affiliates will receive compensation and fees for services relating to this offering and the investment, management and disposition of our assets.  The most significant items of compensation are summarized in the following table:

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,249,542 shares - $541,870,650)
Offering Stage
Sales Commissions	Up to 7% of gross offering proceeds; limited to 1% for sales under our distribution reinvestment plan.	$37,218,707
Dealer Manager Fee	Up to 2% of gross offering proceeds; no dealer manager fee will be paid with respect to sales under our distribution reinvestment plan.	$10,600,000
Organization and Offering Expenses	Up to 2% of gross offering proceeds; no organization and offering expenses will be paid with respect to sales under our distribution reinvestment plan.	$10,600,000

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,249,542 shares - $541,870,650)
Acquisition and Development Stage
Acquisition and Advisory Fees

2.5% of the contract purchase price of each asset for the acquisition, development, construction or improvement of real property or the amount of funds advanced by us in respect of a loan or other investment.

$11,734,270(1)
Acquisition Expenses	Up to 0.5% of the contract purchase price of each property or the amount of funds advanced in respect of a loan.	$2,346,854(1)
Debt Financing Fee

1% of the amount available under any debt made available to us. It is anticipated that our advisor will pay some or all of the fees to third parties with whom it subcontracts to coordinate financing for us.

Not determinable at this time.
Development Fee

We will pay a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided, however, we will not pay a development fee to an affiliate of our advisor if our advisor or any of its affiliates elects to receive an acquisition and advisory fee based on the cost of such development.

Not determinable at this time.
Operational Stage
Property Management and Leasing Fees

Property management fees equal to 4.5% of gross revenues of the properties managed by HPT Management. It is anticipated that HPT Management will pay some or all of these fees to third parties with whom it subcontracts to perform property management or leasing services. In the event that we contract directly with a non-affiliated third-party property manager in respect of a property, we will pay HPT Management an oversight fee equal to 1% of gross revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to HPT Management with respect to any particular property. In addition, separate leasing fees may be paid in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. Furthermore, other third-party charges, including fees and expenses of third-party accountants, will be reimbursed.

Not determinable at this time.

(1)             Assumes no financing is used to acquire properties or other investments.  However, it is our intent to leverage our investments with debt.  Therefore, actual amounts are dependent upon the value of our assets as financed and cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,249,542 shares - $541,870,650)
Asset Management Fee	Monthly fee of one-twelfth of 0.75% of our aggregate assets value as of the last day of the preceding month.	Not determinable at this time.
Subordinated Disposition Fee

If our advisor provides a substantial amount of services, as determined by our independent directors, in connection with the sale of assets, it will receive (subject to satisfaction of the condition set forth below) a subordinated disposition fee equal to (1) in the case of the sale of real property, the lesser of: (A) one-half of the aggregate brokerage commission paid (including the subordinated disposition fee) or, if none is paid, the amount that customarily would be paid, or (B) 3% of the sales price of each property sold, and (2) in the case of the sale of any asset other than real property, 3% of the sales price of such assets, upon satisfaction of the condition that the investors have first received distributions equal to the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions. Subordinated disposition fees relative to asset sales made prior to the satisfaction of the above condition will be a contingent liability of the company, which will be earned and paid at such time as the above condition has been satisfied, if ever.

Not determinable at this time.
Subordinated Participation in Net Sale Proceeds (payable only if our shares are not listed on an exchange)

15% of remaining amounts of net sale proceeds after investors have received distributions equal to the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions. Any such fees relative to asset sales made prior to the satisfaction of the above condition will be a contingent liability of the company, which shall be earned and paid at such time as the above condition has been satisfied, if ever. The subordinated participation in net sale proceeds will be reduced or eliminated upon conversion of our convertible stock.

Not determinable at this time.

Subordinated Incentive Listing Fee (payable only if our shares are listed for trading on a national securities exchange or for quotation on the Nasdaq National Market System or any successor market or exchange)

Up to 15% of the amount, if any, by which (1) the market value of our outstanding shares plus distributions paid to our investors prior to listing exceeds (2) the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions. The subordinated incentive listing fee will be paid in the form of an interest bearing promissory note that will be repaid using the net sales proceeds from each sale of property after the listing of our shares. The subordinated incentive listing fee will be reduced by or eliminated upon conversion of our convertible stock.

Not determinable at this time.

Type of Compensation	Form of Compensation	Estimated $ Amount for Maximum Offering (54,249,542 shares - $541,870,650)
Subordinated Performance Fee (payable upon termination of the advisory agreement only if the Subordinated Incentive Listing Fee is not paid)

Upon termination of the advisory agreement between us and our advisor, other than termination by us because of a material breach of the advisory agreement by the advisor, a performance fee of up to 15% of the amount, if any, by which (1) the sum of our actual value as a going concern (based on the actual value of our assets less our liabilities) at the time of such termination, plus total distributions paid to our stockholders through the termination date exceeds (2) the sum of the aggregate capital contributions by investors plus a 10% cumulative, non-compounded, annual return on such capital contributions. The subordinated performance fee will be paid in the form of an interest bearing promissory note that will be repaid using the net sales proceeds from each sale of property made after the date of termination. No subordinated performance fee will be paid if we have already paid or become obligated to pay our advisor a subordinated incentive listing fee. The subordinated performance fee will be reduced or eliminated upon the determination of the number of shares of common stock issuable upon conversion of our convertible stock.

Not determinable at this time.

There are many additional conditions and restrictions on the amount of compensation our advisor and its affiliates may receive.  There are also some smaller items of compensation and expense reimbursements that our advisor may receive.  For a more detailed explanation of the fees and expenses payable to our advisor and its affiliates, see the “Estimated Use of Proceeds” section of this prospectus and the “Management — Management Compensation” section of this prospectus.

Other Behringer Harvard Programs

The following information replaces the discussion under the table heading “Offering Size — Behringer Harvard Opportunity REIT I,” which appears in the “Prospectus Summary — Other Behringer Harvard Programs” section beginning on page 18 of the prospectus, and all similar discussions appearing throughout the prospectus:

$530,000,000 to the public plus $11,870,650 for the distribution reinvestment plan.  Shares may be reallocated between the primary offering and the distribution reinvestment plan.

Estimated Use of Proceeds

The “Estimated Use of Proceeds” section beginning on page 63 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell (1) the maximum offering of 53,000,000 shares pursuant to our primary offering and no shares pursuant to our distribution reinvestment plan and (2) the maximum offering of 54,249,542 shares, respectively, pursuant to this offering.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan.  Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time.  We expect that if the maximum offering amount is raised, at least 89.2% of the gross proceeds of this offering (89.0% if no shares are sold pursuant to our distribution reinvestment plan) will be used for investment in real estate, loans and other investments and for paying the expenses incurred in making such investments.  We expect to use approximately 86.6% of the gross proceeds if the maximum offering amount is raised (86.4% if no shares are sold pursuant to our distribution reinvestment plan) to make investments in real estate properties, mortgage, bridge or mezzanine loans and other investments, and to use approximately 2.6% of the gross proceeds if the maximum offering amount is raised (2.6% if no shares are sold pursuant to our distribution reinvestment plan), assuming no debt financing, for payment of fees and expenses related to the selection and acquisition of our investments.  The remaining up to 10.8% (if the maximum offering amount is raised) will be used to pay expenses and fees, including the payment of fees to Behringer Harvard Opportunity Advisors I, our advisor.  However, we expect to have little, if any, cash flow from operations available for distribution to our stockholders until we make substantial investments in properties.  Therefore we anticipate paying all or a significant portion of initial distributions to stockholders from the proceeds of this offering or from borrowings until such time as we have sufficient cash flow from operations to fund the payment of future distributions and, together with proceeds from non-liquidating sales of assets, fund the replenishment of the proceeds of this offering used to pay our initial distributions.  Until such time as cash flows from operations and other sources of cash are sufficient to fund such distribution payments, if ever, we will have invested less than 86.6% of the proceeds of this offering (86.4% if no shares are sold pursuant to our distribution reinvestment plan).  See “Description of Shares — Distributions.”

Our fees and expenses, as listed below, include the following:

•                  Selling commissions and dealer manager fee, which consist of selling commissions equal to 7% of aggregate gross offering proceeds (1% for sales under our distribution reinvestment plan), which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 2% of aggregate gross offering proceeds (no dealer manager fee will be paid with respect to sales under our distribution reinvestment plan), payable to Behringer Securities, an affiliate of our advisor.  Behringer Securities may reallow its commissions of up to 7% of the gross offering proceeds to other broker-dealers participating in the offering of our shares.  Behringer Securities also may reallow all or a portion of its dealer manager fee in an aggregate amount up to 2% of gross offering proceeds to broker-dealers participating in the offering; provided, however, that Behringer Securities may reallow, in the aggregate, no more than 1.5% of gross offering proceeds for marketing fees and expenses, conference fees and non-itemized, non-invoiced due diligence efforts, and no more than 0.5% of gross offering proceeds for out-of-pocket and bona fide, separately invoiced due diligence expenses incurred as fees, costs or other expenses from third parties.  Under the rules of the Financial Industry Regulatory Authority, Inc. (referred to herein as “FINRA” and formerly known as the National Association of Securities Dealers, Inc., or the NASD), the aggregate of all selling commissions, the dealer manager fee, wholesaling compensation, expenses relating to sales services, bona fide due diligence expenses, and any non-cash sales incentives, will not exceed 10.5% of our gross offering proceeds.  See the “Plan of Distribution” section of this prospectus for a description of additional provisions relating to selling commissions and the dealer manager fee.

•                  Organization and offering expenses, which are defined generally as any and all costs and expenses incurred by us, our advisor or an affiliate of our advisor in connection with our formation, qualification and registration and the marketing and distribution of our shares, including, but not limited to, accounting and escrow fees, printing, advertising and marketing expenses, and other accountable offering expenses, other than selling commissions and the dealer manager fee.  Our advisor and its affiliates will be responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 2% of gross offering proceeds (no reimbursement of organization and offering expenses will be made with respect to sales under our distribution reinvestment plan) without recourse against or reimbursement by us.  Thus, although our charter permits us to reimburse aggregate organization and offering expenses (which include selling commissions and dealer manager fees) up to a maximum amount of 15% of the gross offering proceeds, our ability to reimburse our advisor for organization and offering expenses is limited to the extent set forth in the following table.  We may not amend our advisory agreement to change the amount we are obligated to pay our advisor without the approval of our independent directors.

•                  Acquisition and advisory fees, which are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in, and the purchase, development or construction of properties, or the making or investing in loans or other investments.  We will pay our advisor acquisition and advisory fees of 2.5% of the contract purchase price of each asset or the funds advanced pursuant to a loan.  Acquisition and advisory fees do not include acquisition expenses.

•                  Acquisition expenses, which include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real properties.

	MAXIMUM PRIMARY OFFERING OF 53,000,000 SHARES(1)		MAXIMUM TOTAL OFFERING OF 54,249,542 SHARES
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$530,000,000	100.0%	$541,870,650	100.0%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee(2)	47,700,000	9.0	47,818,707	8.8
Organization and Offering Expenses(2)(3)	10,600,000	2.0	10,600,000	2.0
Amount Available for Investment	$471,700,000	89.0	$483,451,943	89.2
Acquisition and Development Expenses:
Acquisition and Advisory Fees(4)	11,449,029	2.2	11,734,270	2.2
Acquisition Expenses(5)	2,289,806	0.4	2,346,854	0.4
Amount Estimated to Be Invested(6)	$457,961,165	86.4%	$469,370,819	86.6%

(1)          Assumes the sale of the maximum offering of 53,000,000 shares pursuant to our primary offering and no shares pursuant to the distribution reinvestment plan.

(2)          For purposes of this table, we have assumed that the maximum primary offering amounts include sales of 53,000,000 shares at $10.00 per share pursuant to our primary offering and no sales of shares pursuant to our distribution reinvestment plan; as a result, we have assumed that the maximum primary offering amounts include selling commissions equal to 7% of gross offering proceeds and a dealer manager fee equal to 2% of gross offering proceeds on 53,000,000 shares sold to the public at $10.00 per share in the primary offering.  For purposes of this table, we have assumed that the maximum total offering amounts include selling commissions equal to 7% of gross offering proceeds and a dealer manager fee equal to 2% of gross offering proceeds on 53,000,000 shares sold to the public at $10.00 per share in the primary offering, and selling commissions equal to 1% of gross offering proceeds and no dealer manager fee on 1,249,542 shares sold at $9.50 per share through our distribution reinvestment plan.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan.

(3)          Any organizational and offering expenses exceeding 2% of the gross offering proceeds from our primary offering will be paid by the advisor or an affiliate of the advisor (no reimbursement of organization and offering expenses will be paid with respect to sales under our distribution reinvestment plan).  Organization and offering expenses will necessarily increase as the volume of shares sold in the offering increases, in order to pay the increased expenses of qualification and registration of the additional shares and the marketing and distribution of the additional shares.

(4)          For purposes of this table, we have assumed that no debt financing is used to acquire properties or other investments and that 89.2% of the gross proceeds of this offering (if the maximum offering amount is raised) are used to acquire properties and other investments and pay the fees and expenses related to the selection and acquisition of such investments.  However, it is our intent to leverage our investments with debt.  Therefore, actual amounts are dependent upon the value of our properties as financed and cannot be determined at the present time.  Our board of directors has adopted a policy that we will limit our aggregate borrowings to approximately 75% of the aggregate value of our assets as of the date of any borrowing, unless substantial justification exists that borrowing a greater amount is in our best interests and a majority of our independent directors approve the greater borrowing.  Our policy limitation does not apply to individual properties and only will apply once we have ceased raising capital under this or any subsequent offering.  For illustrative purposes, assuming we sell the maximum total offering, we use debt financing equal to the maximum amount permitted by our policy, the value of our assets is equal to the contract price of the assets, and we do not reinvest the proceeds of any sales of investments, we could make investments with an aggregate contract price of approximately $1,933,807,774.  In such a case, acquisition and advisory fees would be approximately $46,937,082 and acquisition expenses would be approximately $9,387,416.  We also will pay to our advisor a 1% debt financing fee for its services in connection with the origination, refinancing or assumption of the debt financing obtained by us.  These additional fees and expenses may be payable out of the proceeds of such financings.

(5)          This amount reflects customary third-party acquisition expenses, such as legal fees and expenses, costs of appraisal, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate.  We estimate that the third-party costs would average 0.5% of the contract purchase price of property acquisitions.

(6)          Includes amounts we anticipate to invest in our properties, loans and other investments net of fees and expenses.  We expect to use approximately 89.2% of the gross proceeds if the maximum offering amount is raised to make investments in real estate properties, mortgage, bridge or mezzanine loans and other investments net of acquisition fees and expenses.  However, any distributions paid from proceeds of this offering made in anticipation of future cash flow will reduce the amount we have available to invest.  See “Risk Factors — Risks Related to Our Business in General — Distributions may be paid from capital and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay initially established distributions or maintain distributions at any particular level, or that distributions will increase over time” and “— Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to our stockholders, we intend to make all or a substantial portion of our distributions from the proceeds of this offering and/or from borrowings in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest and negatively impact the value of your investment.”

Until required in connection with the acquisition and development of properties and investment in mortgages, substantially all of the net proceeds of this offering and, thereafter, our working capital reserves, may be invested in short-term, highly-liquid investments including, but not limited to, government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

Management

Audit Committee

The following information supplements the discussion contained in the “Management — Audit Committee” section on page 67 of the prospectus and all similar discussions appearing throughout the prospectus:

On August 10, 2007, Robert J. Chapman resigned from his position as chairperson and member of our audit committee.  Effective the same day, Steven J. Kaplan was appointed chairperson of our audit committee.

Compensation Committee

The following information supplements the discussion contained in the “Management — Compensation Committee” section beginning on page 67 of the prospectus and all similar discussions appearing throughout the prospectus:

On August 10, 2007, Robert J. Chapman resigned from his position as a member of our compensation committee.

Nominating Committee

The following information supplements the discussion contained in the “Management — Nominating Committee” section on page 68 of the prospectus and all similar discussions appearing throughout the prospectus:

On August 10, 2007, Robert J. Chapman resigned from his position as a member of our nominating committee.

Executive Officers and Directors

The following information supplements the discussion contained in the “Management — Executive Officers and Directors” section beginning on page 68 of the prospectus and all similar discussions appearing throughout the prospectus:

On August 10, 2007, Robert J. Chapman resigned from his position as a member of our Board of Directors.

Investment Objectives and Criteria

Real Property Investments

The following information supplements the discussion contained in the “Investment Objectives and Criteria — Real Property Investments” section beginning on page 111 of our prospectus and all similar discussions appearing throughout the prospectus:

Frisco Square

Under a limited partnership agreement effective on August 3, 2007, we acquired a 70% indirect ownership interest in Behringer Harvard Frisco Square LP (“BH Frisco Square”) through Behringer Harvard Frisco Square Investor, LLC (“BH Frisco Square Investor”) and Behringer Harvard Frisco Square GP, LLC (“BH Frisco Square GP” and together with BH Frisco Square Investor, the “BH Frisco Square Entities”) which are wholly-owned subsidiaries of Behringer Harvard Opportunity OP I.  BH Frisco Square is the sole member of four wholly-owned entities, BHFS I, LLC, BHFS II, LLC, BHFS III, LLC and BHFS IV, LLC, which together with BH Frisco Square collectively own fee simple interests in an approximately 49.5-acre portion (“Frisco Square”) of Frisco Square, a master-planned development in Frisco, Texas.  Frisco Square currently includes approximately 43,500 square feet of office space, 114 high-end multifamily units, and approximately 57,000 square feet of retail and restaurant space.  Currently under construction is an approximately 48,000 square-foot office building with approximately 16,000 square feet reserved for retail space.  The aggregate initial capital obligation for our 70% ownership interest in BH Frisco Square is approximately $15.5 million and was paid from proceeds of our offering of common stock to the public, of which 99.9% was contributed by BH Frisco Square Investor and 0.1% was contributed by BH Frisco Square GP.

BH Frisco Square Investor holds a 69.9% limited partnership interest in BH Frisco Square, BH Frisco Square GP holds a 0.1% general partnership interest in BH Frisco Square, and the remaining 30% of the limited partnership interests in BH Frisco Square are held by unaffiliated third parties (the “FS Entities”) as follows:  Frisco Square Land, Ltd. holds a 5.36% limited partnership interest, Frisco Square Properties, Ltd. holds a 2.68% limited partnership interest, Frisco Square B1-6, F1-11, Ltd. holds a 10.08% limited partnership interest and Frisco Square B1-7, F1-10, Ltd. holds an 11.88% limited partnership interest.  The FS Entities’ aggregate initial capital contribution for their 30% ownership interest was approximately $6.6 million and was satisfied by the transfer by the FS Entities of their fee simple interests in Frisco Square to BH Frisco Square pursuant to a contribution agreement between the FS Entities and BH Frisco Square.  Additional capital contributions from the partners may be required to satisfy future operating needs.

The amount of contributed capital for the transaction was determined through negotiations between the FS Entities and our advisor and its affiliates.  Neither we nor our advisor is affiliated with the FS Entities.

BH Frisco Square GP is authorized to make decisions and to act on behalf of BH Frisco Square in the ordinary course of business; however, certain major decisions (as defined in the limited partnership agreement) require approval by the BH Frisco Square Investor and the FS Entities.

BHFS I, LLC assumed Frisco Square Land, Ltd.’s outstanding borrowings of $21,115,280 under a loan agreement (the “Frisco Square Comerica Loan Assumption Agreement”) with Comerica.  The interest rate under the loan, at the election of the borrower, is either the Prime Rate plus 0.25% or the Eurodollar Rate plus 3.00%.  Monthly payments of interest only are required with any remaining balance payable at the maturity date, December 3, 2007.  Prepayment is permitted at any time subject to the expiration of any applicable Eurodollar interest period.  In addition, we have guaranteed payment of the debt under the Frisco Square Comerica Loan Assumption Agreement with our liability limited to $14,780,696 of the principal outstanding plus interest and costs.

BHFS II, LLC assumed Frisco Square B1-7, F1-10, Ltd.’s outstanding borrowings of $8,841,600 under a loan agreement (the “Frisco Square FNBO Loan Assumption Agreement”) with First National Bank of Omaha.  There are two notes being assumed under the loan:  the F1-10 Note in the original amount of $8,406,000 and the B1-7 Note in the original amount of $533,725.  The interest rate under the F1-10 Note is Prime plus 1.0%.  The interest rate under the B1-7 Note is Prime plus 3.00%.  Monthly payments of interest only are required under both notes. The maturity date of the F1-10 Note is November 6, 2007.  The maturity date of the B1-7 note is on demand.  Either note may be prepaid without penalty or premium.  In addition, we have guaranteed payment of the debt under the Frisco Square FNBO Loan Assumption Agreement with our liability limited to 70% of the outstanding liabilities, plus all out of pocket costs of collection incurred in enforcing this guaranty.

BHFS III, LLC assumed Frisco Square F1-1 Ltd.’s (a wholly-owned subsidiary of Frisco Square Properties, Ltd.) outstanding borrowing of $1,000 under a loan agreement (the “Frisco Square Compass Loan Assumption Agreement”) with Compass Bank.  The interest rate under the loan, at the election of the borrower, is either the Prime Rate or an interest rate based on LIBOR.  Monthly payments of interest only are required with any remaining balance payable at the maturity date, March 8, 2009.  As of August 3, 2007, $8,888,000 of the loan proceeds remains available for disbursement under the Frisco Square Compass Loan Assumption Agreement.  If the borrower exercises its right to an extension, payments of principal will become due.  Prepayment is allowed without penalty or premium.

We currently intend to either extend the maturity or refinance the borrowings assumed by BHFS I, LLC, BHFS II, LLC and BHFS III, LLC.

In addition, Behringer Harvard Opportunity OP I made a bridge loan to BHFS IV, LLC in the amount of approximately $20.1 million at an annual interest rate of 10%, which was used to retire certain debt from Citibank encumbering a portion of Frisco Square and which is secured by a portion of the property.  Permanent third party financing will be obtained as soon as is commercially reasonable (which shall be no later than February 3, 2008) and will be used to repay this bridge loan.

Distributions of available cash from operations from BH Frisco Square are to be made on a quarterly basis first to the partners in proportion to their additional capital contributions until they have received the return of their additional capital contributions, plus an internal rate of return of 25%.  Second, distributions are to be made to the BH Frisco Square Entities until they have received a return of their initial capital contributions, plus an internal rate of return of 21.5%.  Third, distributions are to be made to the FS Entities until they have received a return of their initial capital contributions, plus an internal rate of return of 21.5%.  Fourth, distributions are to be made to the partners in proportion to their additional development contributions until they have received the return of their additional development contributions, plus an internal rate of return of 21.5%.  Thereafter, distributions are to be made in the following percentages:  50% to the BH Frisco Square Entities and 50% to the FS Entities.  These pro rata distributions assume that no partner’s capital account has been diluted by failure to make any additional capital contributions or additional development contributions that would change the respective percentages.

BH Frisco Square has entered into a development agreement with Frisco Square Development, Ltd. (the “Frisco Square Developer”), an affiliate of the FS Entities, to perform development services in respect of a 67,528 square foot building, consisting of 47,930 rentable square feet of office space and 14,906 rentable square feet of retail space (“Frisco Square Phase I”), pursuant to which the Frisco Square Developer will receive an aggregate development fee of 3% of the designated construction costs of developing Frisco Square Phase I.  The development fee may be reduced if the Frisco Square Developer does not perform its services in accordance with certain budget and completion requirements.  BH Frisco Square has also entered into a master development agreement with the Frisco Square Developer under which development services may be performed in connection with additional phases of development.

The current budget for the development and construction of Frisco Square Phase I, if completely developed, is approximately $160 million.  It is anticipated that the development and construction of Frisco Square Phase I will be funded with approximately $26.8 million in equity from BH Frisco Square, $50 million of existing bank debt and a possible refinancing.  Each of the partners of BH Frisco Square has agreed to make additional development contributions to pay for anticipated development costs.

Frisco Square was originally constructed in 2003 and 2004.  As of August 23, 2007, the existing multifamily units are approximately 94% leased, the existing retail space is 38.6% occupied and 53.2% leased, and the existing office space is 98.3% occupied.  Regus Group North Dallas d/b/a CEO Frisco Square (“Regus”), offering executive suites, leases approximately 17,000 square feet of office space in Frisco Square for an annual base rent of approximately $415,000 under a lease that expires in March 2014.  Regus holds two 5-year renewal options under this lease.

We believe that Frisco Square is well located and suitable for its intended purpose, has acceptable roadway access, attracts high quality tenants, is well maintained, adequately insured and has been professionally managed.  There is at least one comparable property located in the same submarket that might compete with Frisco Square.

We will allocate a portion of the aggregate purchase price to one of three property components:  land, building and real estate intangibles.  Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended December 31, 2006 (the most recent tax year for which information is generally available) were approximately $600,000.  The real estate taxes paid were calculated by multiplying Frisco Square’s assessed value by a tax rate per $100 of 2.363.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during each of the last three years ended December 31 since construction of the property was completed in 2004:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	62.47%	$26.84
2005	*	*
2004	*	*

*                    Information is not available from the FS Entities.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2017 for Frisco Square.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	0	—	—	—
2008	0	—	—	—
2009	5	13,085	$293,962	18.61%
2010	3	6,233	$124,847	7.90%
2011	2	5,148	$109,857	6.96%
2012	4	13,863	$350,319	22.18%
2013	1	1,378	$32,097	2.03%
2014	4	24,476	$568,957	36.03%
2015	0	—	—	—
2016	0	—	—	—
2017	1	4,236	$99,334	6.29%

Several of our affiliates, including HPT Management, will receive fees or other compensation as a result of the acquisition of Frisco Square.  Such fees and compensation will be paid in accordance with the compensation provisions described in our prospectus.

Frisco Square Development, Ltd. (the “Frisco Square Property Manager”), an affiliate of the FS Entities, has the right to manage, operate, lease and promote the office/retail and multifamily components of Frisco Square under separate agreements between HPT Management and the Frisco Square Property Manager.  As compensation under the office/retail management agreement, HPT Management receives a management fee equal to 4.5% of the monthly office/retail gross revenues of Frisco Square, reduced by its agreement with the Frisco Square Property Manager for a fee equal to 3% of the monthly office/retail gross revenues of Frisco Square.  HPT Management will receive a management fee equal to 4.5% of the monthly gross revenues of the multifamily component of Frisco Square, reduced by a subcontract with Lincoln Properties, an unaffiliated third party, for a monthly fee equal to the greater of 4% of the monthly gross collections of the multifamily component or $2,500.

BH Frisco Square has agreed to pay Behringer Harvard Opportunity Advisors I and Fairways Equities, an affiliate of the FS Entities, an annual asset management fee equal to 0.75% of the total amount invested in the partnership by the BH Frisco Square Entities and the FS Entities pro rata based on their respective debt and equity interests.

Also, BH Frisco Square has agreed to pay Behringer Harvard Opportunity Advisors I a disposition fee equal to 1% of the gross selling price, which is to be paid out of the proceeds of any future sale of all or part of Frisco Square.

In addition, BH Frisco Square has agreed to pay to Behringer Harvard Opportunity Advisors I a fee upon the initial funding of any project financing equal to 1% of the loan amount out of which Behringer Harvard Opportunity Advisors I shall pay up to 0.5% of the initial loan amount for any additional financing or broker’s fee.

Potential Property Investments

The following information supplements the discussion contained in the “Investment Objectives and Criteria — Potential Property Investments” section on page 113 of our prospectus and all similar discussions appearing throughout the prospectus:

Houston Portfolio

On August 20, 2007, Behringer Harvard Opportunity OP I entered into an assignment from Harvard Property Trust, LLC, an entity affiliated with our advisor, of a contract, effective as of August 15, 2007, to purchase a portfolio of three office buildings located in Houston, Texas (the “Houston Portfolio”) from an unaffiliated seller, CMD Realty Investment Fund IV, L.P.

The Houston Portfolio consists of the following office buildings:

•                  a nine-story office building containing approximately 180,000 rentable square feet, with a six-level attached parking garage, located on approximately 4.2 acres of land (“Northpoint Central”);

•                  a 16-story office building containing approximately 242,000 rentable square feet, with a seven-level attached parking garage, located on approximately 1.5 acres of land (“2603 Augusta”); and

•                  a six-story office building containing approximately 157,000 rentable square feet, with a three-level attached parking garage, located on approximately 4.4 acres of land (“Regency Center”).

The contract price for the Houston Portfolio is approximately $73 million, excluding closing costs.  We made an earnest money deposit of $3 million on August 20, 2007.

The consummation of the purchase of the Houston Portfolio is subject to substantial conditions.  Our decision to consummate the acquisition of these buildings generally will depend upon:

•                  the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•                  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;

•                  our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•                  our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of the Houston Portfolio.  Due to the considerable conditions to the consummation of the acquisition of the Houston Portfolio, we cannot make any assurances that the closing of this acquisition is probable.

In evaluating these buildings as potential acquisitions and determining the appropriate amount of consideration to be paid for the Houston Portfolio, we have considered a variety of factors, including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rates at the properties are less than or equal to market rates.  We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed.  These properties will be subject to competition from similar office buildings within each of their market areas, and their economic performance could be affected by changes in local economic conditions.  Neither we nor our operating partnership have considered any other factors materially relevant to our decision to acquire these properties.

Summary of Distribution Reinvestment and Automatic Purchase Plans

Summary of Distribution Reinvestment Plan

The first paragraph of the “Summary of Distribution Reinvestment and Automatic Purchase Plans — Summary of Distribution Reinvestment Plan” section on page 168 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We have adopted a distribution reinvestment plan that allows you to have distributions otherwise distributable to you invested in additional shares of our common stock.  We are offering 1,249,542 shares for sale pursuant to our distribution reinvestment plan at a price per share of $9.50; provided that we may reallocate the shares of common stock being offered between the primary offering and our distribution reinvestment plan.  Such price will be available only until the termination of this offering.  We have the discretion to extend the offering period for the shares being offered pursuant to this prospectus under our distribution reinvestment plan up to the sixth anniversary of the termination of this offering.  The following is a summary of our distribution reinvestment plan.  A complete copy of our form of amended and restated distribution reinvestment plan is included in this prospectus as Exhibit C.

Plan of Distribution

The Offering

The “Plan of Distribution — The Offering” section on page 174 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering up to $541,870,650 in shares of our common stock.  We are offering a maximum of 53,000,000 shares to the public through Behringer Securities, our dealer manager, a registered broker-dealer affiliated with our advisor.  The shares are being offered at a price of $10.00 per share on a “best efforts” basis, which means generally that the dealer manager will be required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares.  We are also offering 1,249,542 shares for sale pursuant to our distribution reinvestment plan at a price of $9.50 per share.  Therefore, a total of 54,249,542 shares are registered in this offering.  We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan.  The offering of shares of our common stock will terminate upon earlier of the sale of all 53,000,000 shares pursuant to our primary offering or September 20, 2008; provided, however, that at the discretion of our board of directors, we may elect to extend the offering period up to the sixth anniversary of the termination of this offering solely for the shares reserved for issuance pursuant to our distribution reinvestment plan if all such shares are not sold prior to the termination date, in which case participants in the plan will be notified; provided, further, that notwithstanding the foregoing, we may terminate this offering at any time.  This offering must be registered in every state in which we offer or sell shares.  Generally, such registrations are for a period of one year.  Thus, we may have to stop selling shares in any state in which the registration is not renewed annually.